UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34296 / June 8, 2021

_____

In the Matter of   :
                                                                                                                       :
DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND   :
DELAWARE WILSHIRE PRIVATE MARKETS FUND   :
DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND   :
                                                                                                                       :
One Freedom Valley Drive   :
Oaks, Pennsylvania 19456   :
                                                                                                                       :
                                                                                                                       :
DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE   :
INVESTMENT MANAGEMENT BUSINESS TRUST   :
                                                                                                                       :
100 Independence, 610 Market Street   :
Philadelphia, Pennsylvania 19106-2354   :
                                                                                                                       :
                                                                                                                       :
WILSHIRE ADVISORS LLC   :
BVK EUROPE OPPORTUNITIES FUND I, L.P.   :
BVK EUROPE OPPORTUNITIES FUND II, L.P.   :
BVK EUROPE OPPORTUNITIES FUND III, L.P.   :
SUMMIT HILL CREDIT FUND, L.P.   :
SUMMIT HILL REAL ASSETS FUND, L.P.   :
WILSHIRE BVV EUROPE VENTURE FUND, L.P. (Series I)   :
WILSHIRE BVV EUROPE, L.P. (SERIES I)   :
WILSHIRE BVV EUROPE, L.P. (SERIES II)   :
WILSHIRE BVV EUROPE, L.P. (SERIES III)   :
WILSHIRE BVV EUROPE, L.P. (SERIES IV)   :
WILSHIRE BVV EUROPE, L.P. (SERIES V)   :
WILSHIRE BVV U.S., L.P. (SERIES I)   :
WILSHIRE BVV U.S., L.P. (SERIES II)   :
WILSHIRE BVV U.S., L.P. (SERIES III)   :
WILSHIRE BVV U.S., L.P. (SERIES IV)   :
WILSHIRE BVV U.S., L.P. (SERIES V)   :
WILSHIRE BVV U.S., L.P. (SERIES VI)   :
WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.   :
WILSHIRE NEW WAVES FUND, L.P.   :
WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.   :
WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.   :

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.   :
WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.   :
WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.   :
WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.   :
WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.   :
                                                           :
1299 Ocean Avenue, Suite 700   :
Santa Monica, California 90401   :
                                                           :
(812-15119-01)   :
_____ :

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Delaware Wilshire Private Markets Master Fund, et al., filed an application on April 2, 2020, and
amendments to the application on November 13, 2020, March 30, 2021 and May 6, 2021
requesting an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
section 17(d) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies (collectively, the "Regulated Funds") to co-invest
in portfolio companies with each other and with affiliated investment funds and accounts.

On May 12, 2021, a notice of the filing of the application was issued (Investment Company Act
Release No. 34270). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief
requested by Delaware Wilshire Private Markets Master Fund, et al. (File No. 812-15119-01) is
granted, effective immediately, subject to the conditions contained in the application, as
amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        J. Matthew DeLesDernier
                                        Assistant Secretary